Exhibit 99.(a)(1)(B)

Email Communication to Eligible Employees, dated August 29, 2006

Attached you will find the details of a stock option exchange program (Exchange Offer - Certain Outstanding Options for New Options and Election Form). A cornerstone of Internap’s success has been employee retention and motivation. Accordingly, since many of your outstanding options have exercise prices that are significantly higher than the current market price of our common stock, we felt it appropriate to offer this exchange program.

Please carefully read the documents and instructions attached to this email. The Election Form must be returned as indicated in the enclosed materials to James Salmond, so that it is received before 11:59 p.m., U.S. Eastern Time, on September 26, 2006 (or a later expiration date if we extend the offer).

If you have any questions about the offer, please contact James Salmond at (404) 302-9780 or by email at optionexchange@internap.com.